UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13-G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                             Evolving Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30049R100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1    Name of Reporting Person.

          S.S. or I.R.S. Identification No. Of Above Persons (entities only)

                            Management Insights, Inc.


     2    Check the Appropriate Box If a Member of a Group*

          (a)  [  ]
                    -------------------------------------------------------
          (b)  [  ]
                    -------------------------------------------------------

     3    SEC Use Only
                       ----------------------------------------------------

     4    Citizenship or Place of Organization            Texas

     5    Sole Voting Power                    1,026,500
                            -----------------------------------------------

     6    Shared Voting Power
                              ---------------------------------------------

     7    Sole Dispositive Power              1,026,500
                                 ------------------------------------------

     8    Shared Dispositive Power
                                   ----------------------------------------

     9    Aggregate Amount Beneficially Owned by Each Reporting Person

                                              1,026,500
          -----------------------------------------------------------------

     10   Check Box If The Aggregate Amount in Row (9) Excludes Certain
          Shares*     [ ]
                         --------------------------------------------------

     11   Percent of Class Represented by Amount in Row (9)      8.01%
                                                            ---------------

     13   Type of Reporting Person (See Instructions)

                                       CO
          -----------------------------------------------------------------

          -----------------------------------------------------------------

     1    Name of Reporting Person.

          S.S. or I.R.S. Identification No. Of Above Persons (entities only)

                                 Robert Coates(1)


     2    Check the Appropriate Box If a Member of a Group*

          (a)  [  ]
                    -------------------------------------------------------
          (b)  [  ]
                    -------------------------------------------------------

     3    SEC Use Only
                       ----------------------------------------------------

     4    Citizenship or Place of Organization            United States

     5    Sole Voting Power                   1,026,500
                            -----------------------------------------------

     6    Shared Voting Power
                              ---------------------------------------------

     7    Sole Dispositive Power              1,026,500
                                 ------------------------------------------

     8    Shared Dispositive Power
                                   ----------------------------------------

     9    Aggregate Amount Beneficially Owned by Each Reporting Person

                                              1,026,500
          -----------------------------------------------------------------

     10   Check Box If The Aggregate Amount in Row (9) Excludes Certain
          Shares*     [ ]
                         --------------------------------------------------

     11   Percent of Class Represented by Amount in Row (9)      8.01%
                                                            ---------------

     13   Type of Reporting Person (See Instructions)

                                       IN
          -----------------------------------------------------------------

          -----------------------------------------------------------------

- --------

         (1) By virtue of their ownership of Management Insights, Inc., Robert Coates and Suzanne Coates may be deemed to be the beneficial owners of the common stock of Evolving Systems, Inc. directly owned by Management Insights, Inc.

     1    Name of Reporting Person.

          S.S. or I.R.S. Identification No. Of Above Persons (entities only)

                                 Suzanne Coates(2)


     2    Check the Appropriate Box If a Member of a Group*

          (a)  [  ]
                    -------------------------------------------------------
          (b)  [  ]
                    -------------------------------------------------------

     3    SEC Use Only
                       ----------------------------------------------------

     4    Citizenship or Place of Organization            United States

     5    Sole Voting Power                   1,026,500
                            -----------------------------------------------

     6    Shared Voting Power
                              ---------------------------------------------

     7    Sole Dispositive Power              1,026,500
                                 ------------------------------------------

     8    Shared Dispositive Power
                                   ----------------------------------------

     9    Aggregate Amount Beneficially Owned by Each Reporting Person

                                              1,026,500
          -----------------------------------------------------------------

     10   Check Box If The Aggregate Amount in Row (9) Excludes Certain
          Shares*     [ ]
                         --------------------------------------------------

     11   Percent of Class Represented by Amount in Row (9)      8.01%
                                                            ---------------

     13   Type of Reporting Person (See Instructions)

                                       IN
          -----------------------------------------------------------------

          -----------------------------------------------------------------

--------

         (2) By virtue of their ownership of Management Insights, Inc., Robert Coates and Suzanne Coates may be deemed to be the beneficial owners of the common stock of Evolving Systems, Inc. directly owned by Management Insights, Inc.

ITEM 1(a)    NAME OF ISSUER:

             Evolving Systems, Inc.
             ------------------------------------------------

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             9777 Mt. Pyramid Court
             ------------------------------------------------
             Englewood, Colorado 80112
             ------------------------------------------------



ITEM 2(a)    NAME OF PERSON FILING:

             Management Insights, Inc.
             ------------------------------------------------


ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE

             14755 Preston Road, Suite 525
             ------------------------------------------------
             Dallas, Texas  75240
             ------------------------------------------------


ITEM 2(c)    CITIZENSHIP:

             Texas
             ------------------------------------------------


ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock
             ------------------------------------------------


ITEM 2(e)    CUSIP NUMBER:

             30049R100
             ------------------------------------------------




ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under section 15 of the
                     Act (15 U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                     U.S.C. 78c).

             (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             (d)  [ ] Investment company registered under section 8 of
                      the Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e)  [ ] An investment adviser in accordance with
                             240.13d-1(b)(1)(ii)(E);

             (f)  [ ] An employee benefit plan or endowment fund in
                      accordance with 240.13d- 1(b)(1)(ii)(F);

             (g)  [ ] A parent holding company or control person in
                      accordance with 240.13d- 1(b)(1)(ii)(G);

             (h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).


             If this statement is filed pursuant to 240.13d-1(c), check this box. [X]



ITEM 4.      OWNERSHIP:

             a) Amount Beneficially Owned:                             1,026,500

             b) Percent of Class:                                          8.01%

             c) Number of Shares as to which such person has:

                      i)   sole power to vote or to direct the vote:   1,026,500

                      ii)  shared power to vote or to direct the vote:      -0-

                      iii) sole power to dispose or to direct the
                           disposition of:                             1,026,500

                      iv)  shared power to dispose or to direct
                           disposition of:                                  -0-


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Management Insights, Inc. is a Texas Corporation and directly owns all 1,026,500 shares. Robert Coates and Suzanne Coates are the only shareholders of Management Insights, Inc. Robert Coates is the president of Management Insights, Inc. Suzanne Coates is secretary of Management Insights, Inc.



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP:


ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:


ITEM 10.     CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          February __, 2001
--------------------------------------
Date

/s/     Management Insights, Inc.
--------------------------------------
Management Insights, Inc.

/s/      Robert Coates, President
--------------------------------------
Name / Title

/s/           Robert Coates
--------------------------------------
Robert Coates


/s/           Suzanne Coates
--------------------------------------
Suzanne Coates






Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)